Exhibit 99.2

BATAVO BECOMES OFFICIAL SPONSOR OF THE FLAMENGO SOCCER TEAM

With an investment of 22 million, the Batavo brand name will be carried on the shirts of the Flamengo professional soccer players and junior team members.

Batavo, a brand name owned by BRF Brasil Foods, announces its sponsorship of the Clube de Regatas do Flamengo professional soccer team and associated junior teams.  With an investment of R$22 million, the new master sponsor will have its brand name stamped on the backs of the team’s distinctive red and black shirts for a year, renewable.

Well-being and health are the essence of the Batavo brand.  The “De Bem com Você” brand theme, present throughout the portfolio of almost 300 products including yoghurts, desserts, milk, cheese, cold cuts, frozen products, ready-cooked dishes, and soy based beverages, is also a theme in the company’s sponsorship programs. “We have always believed in and promoted different types of sporting activity.  Soccer, however, is a real national passion which bonds families together and transcends any cultural or economic barriers.  Flamengo, with its long tradition, is one of the clubs that most closely personifies these qualities”, explains Eric Boutard, marketing director of the Batavo-Elegê business unit.

Recent winner of last year’s Brazilian championship, after 17 years since its last win, and supported by the largest supporter club in the country, Flamengo is one of the teams that transmits most intensely this passionate relationship with the sport, which goes beyond the sporting activities themselves.  “This is why becoming official sponsor of Flamengo is such an important platform for Batavo.  We want to associate these healthy emotions with the Batavo name, drawing our consumers’ attention to attributes such as health, well-being, happiness, passion, tradition and the importance of the family”, concludes the executive.

“We are very happy with this new partnership.  Not only due to the contract itself, but also due to its ground-breaking nature. We are signing the largest sponsorship contract to which Flamengo has ever been a party.  It is important to have a partner like Batavo in order to support our soccer activities and help us remain competitive with the other principal soccer clubs in Brazil.  In short, it is very encouraging to begin a new season with a new sponsor, especially with a company with the size and presence that Flamengo deserves”, adds Patricia Amorin, president of the Clube de Regatas do Flamengo.

This is the first partnership between Flamengo and Batavo, which was master sponsor of Sport Club Corinthians Paulista in 2009. The sponsorship of Flamengo in 2010 is not limited to placing the Batavo logo on the clothing worn for the games, for training and travelling, but also extends to other exclusive initiatives which will be developed, customized and presented during the year.

São Paulo, January 27 2010